UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Executive Officer / Group CFO

March 4, 2022

Company Name	: Mizuho Financial Group, Inc.

Representative	: Masahiro Kihara, President & Group CEO

Address	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo

Announcement of Change in Representative Executive Officer

Mizuho Financial Group, Inc. hereby announces the following change in Representative Executive Officer.

1.	Change in Representative Executive Officer

(Effective as of April 1, 2022)

Name	New Position	Current Position
Makoto Umemiya	Member of the Board of Directors, Deputy President & Senior Executive Officer (Representative Executive Officer)	Member of the Board of Directors, Senior Executive Officer

(Note)	As a result of the change, the Representative Executive Officers will be two persons;

Mr. Masahiro Kihara, President & Group CEO and Mr. Makoto Umemiya.

2.	Reasons for Change

Change in Representative Executive Officer due to change in Executive Officers.

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3.	Brief Personal Record of New Representative Executive Officer

Name	Makoto Umemiya

Business Experience	Apr. 2020

Member of the Board of Directors

Senior Managing Executive Officer*

Head of Financial Control & Accounting Group

Mizuho Financial Group, Inc. (current)

*  Senior Executive Officer from Jul. 2021

(Due to the integration of executive titles)

Deputy President & Executive Officer

Head of Financial Control & Accounting Group

Mizuho Bank, Ltd. (current)

Deputy President & Executive Officer

Head of Financial Control & Accounting Group

Mizuho Trust & Banking Co., Ltd (current)

Apr. 2017

Managing Executive Officer*

Head of Financial Control & Accounting Group

Mizuho Financial Group, Inc.

*  Member of the Board of Directors, Managing Executive
Officer from June 2017

Executive Managing Director*

Head of Financial Control & Accounting Group

Mizuho Bank, Ltd.

*  Managing Executive Officer from April 2019

	Apr. 2015	Executive Officer General Manager of Financial Planning Department Mizuho Financial Group, Inc.

	Apr. 2014	General Manager of Financial Planning Division Mizuho Financial Group, Inc.

	Apr. 2012	General Manager of Osaka Branch Mizuho Bank, Ltd.

	Apr. 1987	Joined our group

Education	Mar. 1987	Graduated from School of Economics, Osaka University

Date of Birth	December 23, 1964

Number of shares of our common stock owned (as of September 30, 2021): 11,817

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